SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April 1, 2003

PrimaCom AG
(Exact name of registrant as specified in its charter)

Hegelstrasse 61, 55122 Mainz, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant filed or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also there furnishing the commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

Yes [ ]	No [X]

If “yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-     .

SIGNATURES
PRIMACOM REPORTS 2002 RESULTS
AD HOC-PRESS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRIMACOM AG

	By:	/s/ JENS KIRCHER
		Name: Titles:	Jens Kircher Member of the Management Board and Chief Operating Officer

	By:	/s/ STEFAN SCHWENKEDEL
		Name: Titles:	Stefan Schwenkedel Member of the Management Board and Chief Financial Officer
Date: April 1, 2003

2

CONTACTS:	Dr. Stefan Schwenkedel Chief Financial Officer Tel.: (49) 6131-944-544

Alexander Hoffmann Director, Investor Relations Tel.: 49 6131 / 944-520
Fax: 49 6131 / 944-509 investor@primacom.de www.primacom.de

PRIMACOM REPORTS 2002 RESULTS

MAINZ, GERMANY, April 1st, 2003 - PrimaCom AG (OTC BB “PCAGY” and Neuer Markt Frankfurt, “PRC”/ID No. 625 910 ) today reported its consolidated results for the year ended December 31, 2002.

     Revenues: For the year ended December 31, 2002, revenues increased 10.0 percent or 16.5 million Euro to 182.0 million Euro versus 165.5 million Euro in the same period of 2001. The primary factor for this growth was a 15.3 million Euro revenue increase in the Company’s Netherlands subsidiary Multikabel, of which 12.0 million Euro was derived from Multikabel’s high speed Internet service.

     Operating loss: Operating loss decreased by 32.7 million Euro or 65.9 percent from 49.6 million Euro in 2001 to 16.9 million Euro in 2002. The primary factors were the decrease in non-cash amortization expense, the reduced non-cash compensation expenses related to the Company’s stock option plan and the improved operating performance, which is primarily attributed to the high-speed Internet access sector. The Company’s high-speed Internet access business contributed 19.1 million Euro of revenues in 2002, compared to 6.8 million Euro of revenues, in 2001. These new services contributed and will continue to contribute on an increasing degree to positive EBITDA.

     Interest Expense: Interest expense increased by 46.6 million Euro or 74.2 percent from 62.8 million Euro in 2001 to 109.4 million Euro in 2002. The primary factors responsible for the increase were the write-off of approximately 12.3 million Euro of capitalized finance fees associated with the reduction of 375.0 Euro million of the former 1 billion Euro revolving credit facility commitment and the increased interest expense associated with the new 375.0 million Euro convertible second secured credit facility.

     Net loss: Net loss for the year 2002 was 138.3 million Euro, or 6.99 Euro per basic and diluted share, versus a net loss of 104.1 million Euro, or 5.26 Euro per basic and diluted share for the year 2001. Substantial amounts of depreciation and amortization expense and the non-cash compensation expenses associated with the Company’s stock option plan contributed to the Company’s net losses. These expenses, however, did not result in a current outflow of cash. PrimaCom expects the future loss to decline as a result of continued improvement in the Company’s analog cable and broadband products and services.

     EBITDA: EBITDA increased by 10.4 Mio. Euro or 15.1 percent from 68.7 million Euro in 2001 to 79.1 million Euro in 2002, primarily as a result of the positive contribution of high-speed Internet access services. Adjusted EBITDA increased by 10.3 Mio. Euro or 14.2 percent from 72.6 million Euro in 2001 to 82.9 million Euro in 2002. EBITDA and adjusted EBITDA margins improved from 41.6 percent and 43.9 percent in 2001 to 43.4 percent and 45.5 percent in 2002 respectively. It is the Company’s goal to continue to grow its EBITDA and adjusted EBITDA while preserving its margins in The Netherlands and further improving them in Germany.

     The following table reconciles EBITDA and Adjusted EBITDA to our consolidated financial statements:

	Year ended
(Euro in thousands)	December 31,

	2001	2002

Operating loss	49,618	16,870
Depreciation and amortization	118,360	95,943

EBITDA	68,742	79,073
Non-cash compensation expense	3,853	1,377
Debt refinancing expense	—	2,432

Adjusted EBITDA	72,595	82,882

     The number of revenue generating units increased by 20,539 from 1,351,235 as of December 31, 2001 to 1,371,774 as of December 31, 2002. The primary factor responsible for this growth was the increase in high-speed Internet access customers.

PrimaCom Cable Network

	December 31

	2001	2002

Homes passed by coax 450 MHz networks	1,404,049	1,409,934
Homes passed by fiber	560,819	568,024

Total Homes passed	1,964,868	1,977,958
Analog CATV subscribers served by 450 MHz	904,452	915,026
Analog CATV subscribers served by 862 MHz	400,042	390,743

Total Analog CATV	1,304,494	1,305,769
Digital TV subscribers	11,875	11,628
Internet subscribers	34,078	53,545
Data communication subscribers	788	832

Total revenue generating units	1,351,235	1,371,774

Ready for service homes 862 MHz networks	440,883	457,088

     The revenue derived from the analog cable television subscriber base increased by 4.8 million Euro from 145.4 million Euro in 2001 to 150.2 million Euro in 2002, primarily due to an increase in subscriber base and an increase in the average monthly rates charged.

Analog Cable Television

     At December 31, 2002, analog CATV subscribers reached 1,305,769, slightly above 1,304,494 subscribers at the end of 2001. Revenues contributed by the Company’s basic analog cable television product increased by 3.3 percent from 145.4 million Euro in 2001 to 150.2 million Euro in 2002. PrimaCom expects the number of subscribers taking the basic analog cable television service to remain stable over the coming years in The Netherlands and Germany.

Broadband Products and Services

     At December 31, 2002, PrimaCom had 457,088 fully upgraded and ready for service homes (862 MHz, two-way capable), an increase of 3.7 percent from 2001. As of December 31, 2002, 29.9 percent of PrimaCom’s basic cable television subscribers were served by these upgraded networks. The remainder of the CATV subscribers are served by 450 MHz one-way coax networks. The upgraded networks are also capable of delivering high speed Internet access, digital television and data communication services.

     High speed Internet: For the period ended December 31, 2002, Internet subscribers reached 53,545.

     The following table reflects high speed Internet access subscriber growth, penetration levels and revenue contributions:

	1999	2000	2001	2002

Ready for service (RFS) homes	30,456	412,538	440,883	457,088
Internet (1) subscribers	150	20,489	34,078	53,545
Penetration RFS homes	0.5%	5.0%	7.7%	11.7%
Revenues in Euro 000	25	745	6,755	19,128
Contribution to Total Revenue	0.02%	0.6%	4.08%	10.5%

(1)	thereof are 3,023 dial-up customers as of December 31, 2001 compared to 4,240 in 2000. This service has been discontinued.

     In 2002, high speed Internet access subscription fees contributed 19.1 million Euro to revenue, compared to 6.8 million Euro in 2001. Organic growth in subscribers of 57.1 percent coupled with increases in average revenue per customer account for the substantial revenue growth from this sector. The primarily factors responsible for the increase were the inclusion of Multikabel’s Internet subsidiary QuickNet for a full year (acquired in July 2001) and increases in the number of subscribers taking the service and rates charged for the service.

     Digital Television: As of December 31, 2002, PrimaCom reported digital television subscribers of 11,628.

     The following table reflects the Digital Television subscriber base, penetration levels and revenue contributions:

	1999	2000	2001	2002

Ready for service homes	30,456	412,538	440,883	457,088
Digital Television Subscribers	—	4,570	11,875	11,628
Penetration RFS homes	—	1.1%	2.7%	2.5%
Revenue in Euro 000’s	—	103	941	1,270
Contribution to Total Revenue	—	0.1%	0.6%	0.7%

     Digital television revenue increased from 0.9 million Euro in 2001 to 1.3 million Euro in 2002. The increase primarily came from growth in the subscriber base in Germany. In Germany, revenue from digital TV increased from 0.2 million Euro in 2001 to 0.7 million Euro in 2002. In The Netherlands digital subscribers of Multikabel decreased from 5,102 at December 31, 2001 to 4,088 at December 31, 2002 thus the increase in digital subscribers in Germany from 6,773 as of December 31, 2001 to 7,540 as of December 31, 2002 accounts for the growth.

     Data Communication: In The Netherlands, Multikabel receives revenues for data communication services, which are provided to small-and medium-sized businesses and schools. These services contributed 3.6 million Euro to revenue for the year ended December 31, 2001. At year end 2002, Multikabel served 221 small- and medium-sized businesses and 611 schools, which contributed 4.8 million Euro to revenue.

     Other Revenues: Other revenues decreased by 2.2 million Euro from 8.8 million Euro in 2001 to 6.6 million Euro in 2002. Other revenues include signal delivery fees charged to other cable television operators for delivery of signals to their networks, carriage fees charged to programmers for the distribution of their programs and miscellaneous revenues.

Financial Position

     At December 31, 2002, the Company’s aggregate consolidated indebtedness was approximately 909.3 million Euro and was comprised of approximately 497.1 million Euro of senior bank debt, 406.1 million Euro of convertible second secured debt, 5.6 million Euro of capital leases obligations, and 0.5 million Euro of deferred purchase obligations. For the year ended December 31, 2002 net cash provided by operating activities amounted to 31.1 million Euro. For the year ended December 31, 2002, PrimaCom used cash in investing activities of 37.0 million Euro and used net cash provided by financing activities amounted to 3.8 million Euro. Of the approximately 36.9 million Euro PrimaCom invested in capital expenditures for the year ended December 31, 2002, the majority was invested to improve the technical standards of the network in The Netherlands in order to prepare for the launch of telephony services and to replace electronic components and improve the technical standards of the Company’s network in Germany.

     On March 26, 2002, the Company completed the refinancing of its senior and working capital facilities. The amended working capital facility was conditionally replaced by a 375.0 million Euro convertible second secured term loan facility, which was drawn down full on March 26, 2002. Those borrowings were used to repay an equivalent amount of outstanding borrowings under the senior secured facility. In addition, the lending commitment under the senior secured facility was reduced by the amount of the borrowings under the convertible second secured term loan facility to 625.0 million Euro.

     The convertible second secured term loan funded on March 26, 2002 is due and payable on March 31, 2010. The interest on this facility is divided into cash and non-cash components. The non-cash interest is added to the principal outstanding under the facility and will then incur further non-cash interest as a principal amount. At any time on or after December 31, 2004, the lenders under the convertible second secured loan term facility may opt to convert their outstanding loans into up to 65% of the PrimaCom Management GmbH shares.

     As of December 31, 2002, PrimaCom had outstanding indebtedness of 909.3 million Euro against 852.7 million Euro on December 31, 2001. Adjusted EBITDA covered cash paid for interest 1.50 times. Total debt to adjusted EBITDA declined from 11.74 times at fiscal year end 2001 to 10.97 times at year end 2002.

     PrimaCom Chief Financial Officer, Stefan Schwenkedel: “For 2003 we expect to again grow EBITDA by 15 percent. While our EBITDA will be sufficient to finance our operating expenses and capital expenditures, we expect to increase our borrowings in the next years in order to meet our interest obligations from our credit facilities.”

Conference call
 In conjunction with this release, Dr. Stefan Schwenkedel, Chief Financial Officer and Dr. Jens Kircher, Chief Operating Officer of PrimaCom will host an analyst conference call, which will be simultaneously broadcast live over the internet. Everyone interested in the conference call can listen in via a link on the Company’s homepage.

CONFERENCE CALL
is scheduled for 1st April 2003
at 4:00 PM Frankfurt, 3:00 PM London,
9:00 AM New York,.
access via Internet
www.primacom.de

About PrimaCom: PrimaCom AG (Neuer Markt Frankfurt: “PRC” or ID No. “625910” and OTC BB “PCAGY”, www.primacom.de ) is a significant private cable network operator with over five percent market share in Germany and the Netherlands. PrimaCom offers a wide range of analog, digital and interactive broadband services. Customers, connected to the upgraded 862 MHz networks, have access to more than 100 TV and radio programs, to interactive Video on Demand, and to high speed Internet. PrimaCom currently passes two million homes and serves 1.3 million subscribers, 1.0 million in Germany and 300,000 in The Netherlands.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom’s absence of an operating history subsequent to the Multikabel acquisition and its transformation to a broadband communications company, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.

AD HOC-PRESS RELEASE

PRIMACOM REPORTS 2002 RESULTS

Mainz, April 1st, 2003 — PrimaCom AG (OTC BB “PCAGY” and Neuer Markt Frankfurt: “PRC” or ID No. “625910”, www.primacom.de) today reported its consolidated results for the year ended December 31, 2002.

In the year ended December 31st, 2002, revenues increased 10.0 percent or 16.5 million Euro to 182.0 million Euro versus 165.5 million Euro in the same period for 2001. The primary factor for this growth was a 15.3 million Euro revenue increase in the Company’s Netherlands subsidiary Multikabel, of which 12.0 million Euro was derived from Multikabel’s high speed Internet service.

Operating loss decreased by 32.7 million Euro 2001 to 16.9 million Euro in the year ended December 31st, 2002. Interest expense increased by 46.6 million Euro or 74.2 percent from 62.8 million Euro in 2001 to 109.4 million Euro in 2002. The primary factors responsible for the increase were the write-off of approximately 12.3 million Euro of capitalized finance fees associated with the reduction of 375.0 million Euro of the 1 billion Euro revolving credit facility commitment and the increased interest expense associated with the 375.0 million Euro convertible second secured credit facility.

Net loss for the year 2002 was 138.3 million Euro, or 6.99 Euro per basic and diluted share, versus a net loss of 104.1 million Euro, or 5.26 Euro per basic and diluted share for the year 2001. In particular depreciation and amortization expense and interest expenses were the main contributors to the Company’s net loss.

EBITDA increased by 10,4 Mio. Euro or 15.1 percent from 68.7 million Euro for 2001 to 79.1 million Euro for 2002, primarily as a result of the positive contribution of high-speed Internet access services. It is calculated as follows: 16.9 million Euro operating loss of plus 95.9 million Euro depreciation and amortization. Adjusted EBITDA increased by 10,3 Mio. Euro or 14.2 percent from 72.6 million Euro in 2001 to 82.9 million Euro in 2002. It is calculated as follows: EBITDA of 79.1 million Euro plus 1.4 million Euro non-cash compensation expense plus 2.4 million Euro debt refinancing expense. As a percent of revenue, EBITDA and adjusted EBITDA improved from 41.6 percent and 43.9 percent in 2001 to 43.4 percent and 45.5 percent in 2002, respectively. It is the Company’s goal to continue to grow its EBITDA and adjusted.

At December 31, 2002, PrimaCom’s aggregate consolidated indebtedness was approximately 909.3 million Euro and was comprised of approximately 497.1 million Euro of senior bank debt, 406.1 million Euro of convertible second secured debt, 5.6 million Euro of capital leases obligations, and 0.5 million Euro of deferred purchase obligations.

PrimaCom expects, that gains in Internet subscribers and rate increases, especially in The Netherlands as well as cost cutting measures in Germany and a stronger focus on the Company’s sales activities will have a positive impact on revenue and EBITDA.

PrimaCom’s capital expenditures will remain below previous years’ levels as the Company reconsiders its upgrade strategy in Germany. In The Netherlands, PrimaCom intends to move forward with telephony services starting in April 2003. While the Company’s EBITDA is sufficient to finance its operative expenses and capital expenditures, PrimaCom expects to increase its borrowings in the next years in order to meet its interest obligations from its credit facilities.

In conjunction with this release, PrimaCom will host a conference call, which will be simultaneously broadcast live over the Internet. Management will host the call, which is scheduled for April 1, 2003, at:4:00 PM Frankfurt; 3:00 PM London; 9:00 AM New York.

Contact:	Alexander M. Hoffmann, Director Investor Relations Tel. 06131 — 944 520, e-mail: investor@primacom.de PrimaCom AG, An der Ochsenwiese 3, 55124 Mainz www.primacom.de

PrimaCom AG (OTC BB “PCAGY” and Neuer Markt Frankfurt: “PRC” or ID No. “625910”, www.primacom.de ) is a significant private cable network operator with over five percent market share in Germany and the Netherlands. PrimaCom offers a wide range of analog, digital and interactive broadband services. Customers, connected to the upgraded 862 MHz networks, have access to more than 100 TV and radio programs, to interactive Video on Demand, and to high speed Internet. PrimaCom currently passes two million homes and serves 1.3 million subscribers, 1.0 million in Germany and 300,000 in The Netherlands.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom’s absence of an operating history subsequent to the Multikabel Acquisition and its transformation to a broadband communications company, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.